UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

LVB ACQUISITION, INC.
 (Exact name of registrant as specified in its charter)

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Jody S. Gale
Vice President & Associate General Counsel
Biomet, Inc.
56 East Bell Drive
PO Box 587
Warsaw, Indiana 46581

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

With a copy to:

Arthur H. Kohn, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$234,765,562	$26,904.13

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of LVB Acquisition, Inc. common stock that are eligible for exchange in the offer will be cancelled pursuant to the offer and exchanged for options. These new options will cover a maximum aggregate of 29,811,500 shares of LVB Acquisition, Inc. common stock with an approximate aggregate value of $234,765,562, based on the fair market valuation of a share of LVB Acquisition, Inc. common stock determined by the Compensation Committee of LVB Acquisition, Inc. on May 18, 2012 ($7.875).

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,904.13	Filing Party: LVB Acquisition, Inc.

Form or Registration No.: 005-8672	Date Filed: July 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

TABLE OF CONTENTS

Page
ITEM 4. TERMS OF THE TRANSACTION	4
SIGNATURE	5

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2012 (“Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on July 16, 2012 (“Amendment No. 1”), by LVB Acquisition, Inc., a Delaware corporation (“Company”), relating to the one-time stock option (“option”) exchange offer pursuant to which the Company is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 29,811,500 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s Management Equity Incentive Plan (the “Incentive Plan”), upon the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Stock Options, dated July 2, 2012 (the “Exchange Offer”), and Amendment No. 1.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Exchange Offer made by the Company expired at midnight EDT, on July 30, 2012. Pursuant to the Exchange Offer, the Company accepted for exchange eligible options to purchase an aggregate of 29,532,500 shares of the Company’s common stock. In accordance with the terms and conditions of the Exchange Offer, on July 31, 2012, the Company granted 29,532,500 new options in exchange for the cancellation of such tendered options.”

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2012	LVB Acquisition, Inc.

	By:	/s/ Bradley J. Tandy
Name: Bradley J. Tandy
Title: Senior Vice President, General Counsel and Secretary

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